

**Deloitte & Touche LLP**

50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel:   +1 612 397 4000
Fax:  +1 612 397 4450
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Directors and Shareholder of
SIA Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SIA Securities Corp. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(1) (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Deloitte + Touche LLP*

February 21, 2020